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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Rockwell Diamonds Inc. (Name of Subject Company)	1274787 B.C. Ltd. (Name of Subject Company)

N/A (Translation of Subject Company's Name into English (if applicable))	N/A (Translation of Subject Company's Name into English (if applicable))

British Columbia, Canada (Jurisdiction of Subject Company's Incorporation or Organization)	British Columbia, Canada (Jurisdiction of Subject Company's Incorporation or Organization)

Rockwell Diamonds Inc. (post-amalgamation)
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

Rockwell Diamonds: 77434W202        1274787 B.C.: None
(CUSIP Number of Class of Securities (if applicable))

Willem Jacobs
President and Chief Executive Officer
Rockwell Diamonds Inc.
c/o Suite 2400 - 333 Bay Street
Toronto, Ontario M5H 2T6
Tel: (+27) 72 614 4053

February 1, 2021
(Date Tender Offer/Rights Offering Commenced)

 PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents

  (a)
  The following documents have been delivered to holders of securities of, or published in the home jurisdiction of, Rockwell Diamonds Inc., and are required to be disseminated to U.S. security holders or published in the United States:

  •
  Notice of Annual and Special Meeting of Shareholders and Management Information Circular (the "Circular"), dated February 1, 2021, in respect of an annual and special meeting of the shareholders of Rockwell Diamonds Inc., a copy of which is furnished as Exhibit 99.1 to this Form CB.

  •
  Letter of Transmittal, a copy of which is furnished as Exhibit 99.2 to this Form CB.

        The exhibits attached to this Form CB shall be deemed to be "furnished" and shall not be deemed to be "filed" with the United States Securities Exchange Commission.

  (b)
  Not applicable

Item 2.    Informational Legends

        The legends required by Rule 802(b) of the Securities Act of 1933, as amended, are included under the heading "Notice to Shareholders in the United States" on pages 2 and 3 of the Circular.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

  (a)
  None.

  (b)
  Not applicable.

  (c)
  Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

        Concurrently with the furnishing of this Form CB, Rockwell Diamonds Inc. is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in the United States in connection with the transaction to which this Form CB relates.

        Any change in the name or address of the agent for service of process of Rockwell Diamonds Inc. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

 PART IV — SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 4, 2021.

ROCKWELL DIAMONDS INC.
By:	/s/ WILLEM JACOBS
	Name:	Willem Jacobs
	Title:	President and Chief Executive Officer
1274787 B.C LTD.
By:	/s/ JOHAN OOSTHUIZEN
	Name:	Johan Oosthuizen
	Title:	Secretary

 EXHIBIT INDEX

Exhibit	Description
99.1	Notice of Annual and Special Meeting of Shareholders and Management Information Circular, dated February 1, 2021, in respect of an annual and special meeting of the shareholders of Rockwell Diamonds Inc.
99.2	Letter of Transmittal

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PART I — INFORMATION SENT TO SECURITY HOLDERS
  Item 1. Home Jurisdiction Documents
  Item 2. Informational Legends
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
PART III — CONSENT TO SERVICE OF PROCESS
PART IV — SIGNATURES
EXHIBIT INDEX